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Washington, DC
June 9, 2008
VIA EDGAR AND
FEDERAL EXPRESS
Securities and Exchange Commission
Davison of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Peggy Fisher
Thomas Jones

Re:	Energy Recovery, Inc.
Amendment No. 2 to the Registration Statement on Form S-1
Initially Filed April 1, 2008
File No. 333-150007
Dear Mr. Jones:
     On behalf of Energy Recovery, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received by letter dated May 30, 2008 relating to the Company’s Registration Statement on Form S-1 (File No. 333-150007) (the “Registration Statement”).
     On behalf of the Company, we are concurrently filing via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”), and for the convenience of the Staff, we are providing copies of this letter and marked copies of Amendment No. 2 to Mr. Jones by overnight delivery.
     In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Amendment No. 2.
Prospectus Summary
1.	Please provide supplemental support for your leadership role, including that you “are the largest global supplier of energy recovery devices” and that your “PX product was selected for a significant majority of the new SWRO plants commissioned in China.”

The Company supplementaly advises the Staff that its belief that it is “the largest global supplier of energy recovery devices for SWRO” is based on publicly available information gathered from competitors’ published information regarding the total number of awarded projects, databases published by Global Water

Intelligence and the number of projects that the Company has been awarded. As indicated on Exhibit A attached hereto, approximately 63% of the plant capacity awarded in 2007 used the Company’s PX device. The Company has revised pages 3 and 46 of Amendment No. 2 to clarify that the Company believes it is the largest global supplier of energy recovery devices for SWRO plants exceeding 15,000 cubic meters per day capacity.

The Company’s belief that its “PX product was selected for a significant majority of the new SWRO plants commissioned in China” is based on the database published by Global Water Intelligence for the total number of projects awarded by China and the number of projects that the Company has been awarded in China. As indicated on Exhibit B attached hereto, approximately 72% of the plant capacity awarded for new SWRO plants in China from 2002-2007 used the Company’s PX device.

2.	In the fourth bullet on page 3, clarify that three EPC customers accounted for 56% of your net revenue for 2007.

The Company has revised page 3 of Amendment No. 2 in response to the Staff’s comment.
     Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25
Stock-Based Compensation, page 27
3.	We refer to your response to prior comment 11. Please expand to more specifically describe the models used to value your common shares for purposes of estimating stock-based compensation. Please also describe significant assumptions on which the valuations are based, including how those assumptions have migrated as you move closer to the actual offering.

The Company has revised page 28 of Amendment No. 2 in response to the Staff’s comment.
Annual Review Process, page 59
4.	We note your response to prior comment 18 and the market data from three national benchmark salary survey firms. If a registrant uses benchmarking and it is material to its compensation policies and decisions, Item 402(b)(2) of Regulation S-K requires the registrant “to identify the benchmark and, if applicable, its components (including component companies).” Please comply. See Staff Observations in the Review of Executive Compensation Disclosure for further discussion.

Securities and Exchange Commission	Page 2
June 9, 2008

The Company has revised page 60 of Amendment No. 2 in response to the Staff’s comment.
Base Salary, page 60
5.	We note your response to prior comment 19. Please revise vague statement with specific information of the factors taken into account in setting the base salary levels of your named executive officers. It is not clear what you mean in the second sentence under this caption.

The Company has revised pages 60 and 61 of Amendment No. 2 in response to the Staff’s comment.
Cash Bonuses, page 60
6.	We reissue comment 20 with regard to performance targets. Please see Item 402(b)(2) of Regulation S-K and the detailed discussion in Staff Observations in the Review of Executive Compensation Disclosure that describes the disclosure issues. Specifically describe the performance targets that were applied to the named executive officers, rather than a couple of general examples, and quantify the targets. If you believe disclosure of any of the quantified targets that were applied in 2007 would continue to cause competitive harm now, please furnish us with a detailed explanation to support your position.

The Company has revised page 61 and 62 of Amendment No. 2 in response to the Staff’s comment.

7.	In the event that you are able to establish that the registrant would be competitively harmed if certain targets were disclosed, please revise to disclose how difficult it would be for the named executive officers or how likely it would be for the company to achieve the undisclosed key corporate goals and annual performance goals.

Please refer to the Company’s revised disclosure on page 61 and 21 of Amendment No. 2 in response to the Staff’s comment #6 above.

8.	We note your response to prior comment 21. The bonus amount for Dr. Stover appears to exceed the 30% maximum of base salary paid. Please revise footnote (6) to the summary compensation table to explain the difference.

The Company has revised page 66 of Amendment No. 2 in response to the Staff’s comment.

Securities and Exchange Commission	Page 3
June 9, 2008

Financial Statements
Note 9, Stockholders’ Equity, page F—23
Stock Option Plans, page F—24
9.	You disclose that you used an independent valuation firm to assist you in the valuation of the Company’s common stock for 2007, 2006 and 2005. While management may elect to take full responsibility for the valuations, if you choose to continue to refer to the expert in any capacity, please revise the filing to name the independent valuation expert and include its consent as an exhibit. Refer to Rule 436 and Item 601(b)(23) of Regulations S-K.

The Company has revised page 28 of Amendment No. 2 to disclose the name of the independent valuation firm and included its consent as Exhibit 99.3 to the Registration Statement.

10.	We refer to your response to comment 31. Please tell us why you rejected the $5 per share private placement offer in March 2008.

The Company supplementally advises the Staff that its management did not deem the terms and structure of the March 2008 private placement offer to be attractive for the Company or its stockholders. The Company had met with the private equity firm on several occasions in the fall of 2007 and the first two months of 2008. In March 2008, the private equity firm presented a formal written offer to the Company. The investment was structured in the form of Series A Redeemable Preferred Stock with a cumulative dividend of 8.0% per annum, compounded annually. The Company has only issued common stock historically and did not believe that providing a liquidation preference and other rights superior to those of the outstanding shares of common stock would be beneficial to its existing stockholders. In addition, the terms of the private placement offer stipulated that the investor be granted three board seats (out of a total of seven) and representation on all board committees. The Company did not view the requested board representation to be appropriate given that the investment only would have represented one-third of the total ownership of the Company after the investment.

11.	We refer to your response to comment 32. While we understand that the discussions with your underwriters are preliminary, please provide us a history of those pricing discussions.

The Company supplementally advises the Staff that in August 2007, it began to consider the possibility of an initial public offering as well as a sale in order to provide liquidity for its stockholders. Because sea water desalination is more

Securities and Exchange Commission	Page 4
June 9, 2008

prevalent outside of the U.S and the majority of its customers are located outside of the U.S., the Company initially considered a listing on a foreign stock exchange. Nine investment banks presented proposals to the Company in October 2007 in connection with a potential initial public offering. The enterprise value estimates ranged from $275 million to $650 million. Please note that these estimated enterprise values were based on solely the Company’s marketing materials and did not involve any due diligence procedures on the part of the investment banks.

In November 2007, the Company hired a Chief Financial Officer to facilitate the initial public offering process. The two co-lead investment banks, Citi and Credit Suisse Securities (USA) LLC, were selected in November 2007 and several co-mangers were being considered. Shortly after the Company hired its Chief Financial Officer, the Company decided to undertake an initial public offering and list on the NASDAQ Global Market rather than a foreign exchange in order to have access to a broader investor base. On December 10, 2007, the Company convened a formal organizational meeting for the initial public offering. The purpose of the organizational meeting was to introduce the team members and to provide the participants with a better understanding of the Company’s business. No valuations were discussed. The underwriters’ legal counsel provided a due diligence request list to the Company on December 20, 2007.

During January and February 2008, the Company provided due diligence materials and the underwriters and their legal counsel conducted due diligence. The Company began drafting the Registration Statement at the same time. No valuations were discussed during this period as the underwriters continued their due diligence.

In March 2008, the Company met with several research analysts to provide information regarding the Company’s technology, manufacturing process, sales and marketing approach and historical financials. The Company did not discuss valuations with such research analysts. The limited number of initial public offerings in the first quarter of 2008 and the disruptions in the capital market in March 2008 raised concerns about the timing of the Company’s planned initial public offering.

During April and May 2008, the Company filed and amended the Registration Statement. The Company met with the underwriters on June 6, 2008 to begin preliminary discussions regarding a valuation range.

Due to the uncertainty of the valuation range, the Company issued only a limited number of options in 2008. The majority of the options to employees granted in the first quarter of 2008 were issued to two key new hires. The Company has not issued any options in the second quarter of 2008 and is waiting for the initial public offering to be completed before issuing additional options.

Securities and Exchange Commission	Page 5
June 9, 2008

Other Matters
     Pursuant to Rule 472, Amendment No. 2 is filed herewith in response to the Staff’s comments. The Company confirms that no additional material changes were made in Amendment No. 2 for reasons other than (i) in response to a specific Staff comment, (ii) as noted in this response letter and (iii) to correct certain disclosures that relate to the Company’s financial results.
     Please direct your questions or comments to Stephen J. Schrader of this office (415-576-3028) or me (650-251-5926). In addition, we would request that you provide a facsimile of any additional comments you may have to Mr. Schrader at 415-576-3099 and me at 650-856-9299. Thank you for your assistance.
Very truly yours,
/s/ Jenny C. Yeh
Jenny C. Yeh

cc:	Thomas Willardson Alan Denenberg, Esq.

Securities and Exchange Commission	Page 6
June 9, 2008

Exhibit A
2007 Total Desalination Projects > 15,000 m3/day

	Plant Size
Project Name	(m3/day)	Country

Won by PX
Torrevieja	230,000	Spain
Barcelona	200,000	Spain
Tlemcen — Hounaine	200,000	Algeria
Shuaibah	150,000	Saudi Arabia
Chennai Minjur Minjur	100,000	India
Hamriyah	90,000	UAE
Swakopmund	65,000	Namibia
Bajo Almanzora	65,000	Spain
Yue Qing	21,600	China
Erin	21,200	Turkey
Las Palmas III	16,800	Spain
Omex	16,000	China
Arucas	16,000	Spain
Kalba (CH2MHill)	15,000	AUE

Total (14 Projects Won)	1,206,600

	Plant Size
Project Name	(m3/day)	Country

Won by DWEER
Aguilas	180,000	Spain
Gold Coast	125,000	Australia

Total (2 Projects Won)	305,000

Won by Turbine Makers
Shuqaiq (calder Pelton)	216,000	Saudi Arabia
Kaust (Pelton)	52,000	Saudi Arabia
Spain Andracht	45,000	Spain
Pearl Qatar (PEI)	37,000	Qatar
PTT Chemicals (turbo)	34,500	Thailand
Tenerife	18,000	Spain
Santa Eulalia	15,000	Spain

Total (7 Projects Won)	417,500

Summary	By # of Plants	By Plant Size
PX Technology	61%	63%
Competing Technology	39%	37%

Securities and Exchange Commission	Page 7
June 9, 2008

Exhibit B
China Desalination Market (Source: GWI Dealstracker)

		Projects awarded 2002-2007
Project Name	ERI PX	Country	Capacity (m3/d)	Contract date	Online date	Status	ERI PX	Other Technology
Anbang		China	8400	2006	2007	N/A	0	8400
Changdao	Yes	China	300	2006	2006	Operating	300
Changtu		China	5000	2007	2007	N/A	0	5000
Changzhou		China	300	2006	2006	N/A	0	300
Daishan County	Yes	China	3000	2006	2007	Operating	3000
Dalian	Yes	China	1200	2004	2004	Operating	1200
Dalian Petrochemical Company	Yes	China	5500	2002	2003	Operating	5500
Dayang, Yangshan		China	1000	2006	2007	Operating	0	1000
Dongji		China	150	2007		N/A	0	150
Fujian		China	1600	2006	2006	N/A	0	1600
Ganjingzi		China	20000	2006		N/A	0	0
Huangdao	Yes	China	10000	2005	2007	Operating	10000
Huludao City		China	50000	2004	2007	Delayed	0	50000
Kunshan		China	10800	2006	2006	N/A	0	10800
Leqing	Yes	China	21600	2006		Operating	21600
Mayi Town	Yes	China	300	2005	2006	Operating	300
Qingdao Power Plant	Yes	China	9000	2005	2006	Operating	9000
Rongcheng	Yes	China	10000	2003	2004	Operating	10000
Shengshan		China	1000			Operating	0	1000
Shengsi	Yes	China	4000			Operating	4000
Shengsi County	Yes	China	2000	2004	2006	Operating	2000
Shengsi County	Yes	China	1000	2003	2004	Operating	1000
Shidao	yes	China	10000	2002	2003	Operating	10000
Tianjin Dagang	Yes	China	100000	2004	2006	Construction	100000
Tianjin	Yes	China	1000	2002	2003	Operating	1000
Wangtan	No	China	10000	2004	2005	Operating	0	10000
Xiazhi Town, Zhoushan City	no	China	600	2004	2005	N/A	0	0
Xiushan Town I	yes	China	1000	2007	2007	Operating	1000
Yangshan	Yes	China	1000			Operating	1000
Yangshan Town, Zhoushan City	Yes	China	1000	2004	2005	Operating	1000
Yingkou Power Plant	Yes	China	10000	2006	2007	Operating	10000
Yuhuan Yuhuan Power	Yes	China	34560		2006	Operating	34560
Yuhuan Yuhuan Power		China	11500	2006	2006	Delayed	0	0
Zhejiang	yes	China	2000	2006	2006	Operating	2000
Zhejiang	yes	China	1000	2006	2006	Operating	1000
Zhoushan City	yes	China	2000	2004	2005	Operating	2000
			351810				231460	88250
						Market share	72.40%	27.60%

Securities and Exchange Commission	Page 8
June 9, 2008